

10030448


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2010
WASH, D.C.
196
SECTION

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trade Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2010 Hancock St. Second Level
(No. and Street)

San Diego (City) California (State) 92110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney P. Michel 619-739-4559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ralston Thomas Anthony CPA
(Name – *if individual, state last, first, middle name*)

41800 Enterprise Circle South Suite 1; Temecula, California 92590
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/26

OATH OR AFFIRMATION

I, Rodney P. Michel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trade Financial Corporation, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

[X] ~~See Attached Document (Notary to cross out lines 1–6 below)~~
[ ] See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

____
Signature of Document Signer No. 1

____
Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this

1st (Date) day of July (Month), 2010 (Year), by

(1) Rodney Michel (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________________
Signature of Notary Public


CHRISTOPHER D. ROTH
Commission # 1735339
Notary Public - California
San Diego County
MyComm. Expires Mar 30, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

WORLD TRADE FINANCIAL CORPORATION

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

YEARS ENDED JUNE 30, 2010 AND 2009

TOGETHER WITH INDEPENDENT AUDITOR'S REPORTS THERON

WORLD TRADE FINANCIAL CORPORATION
YEARS ENDED JUNE 30, 2010 AND 2009
TABLE OF CONTENTS

Thomas A. Ralston
Certified Public Accountant

41800 Enterprise Circle South
Suite I
Temecula, California 92590

Phone: 951-296-9030
Fax: 951-296-9033
Email: tomralstoncpa@yahoo.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
World Trade Financial Corporation
San Diego, California

We have audited the accompanying statements of financial condition of World Trade Financial Corporation (a Nevada corporation) (the "Company") as of June 30, 2010 and June 30, 2009, and the related statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trade Financial Corporation as of June 30, 2010 and June 30, 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 12 through 17 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



San Diego, California
August 15, 2010

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS:		
Cash and cash equivalents	$ 359,265	$ 9,447
Receivables, net	89,927	106,225
Investments, at market value:		
Trading securities	15,982	525
Deposits with clearing brokers	250,308	125,323
Other assets and deposits	26,875	114,316
Total current assets	742,357	355,836
FIXED ASSETS:		
Furniture and equipment, net of accumulated depreciation (note 3)	51,666	2,301
Total assets	$ 794,023	$ 358,137

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION (CONTINUED)
JUNE 30, 2010 AND 2009

LIABILITIES AND SHAREHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES:		
Accounts Payable	$ 12,858	$ 2,393
Payable to clearing broker	34,509	0
Accrued Liabilities	29,398	18,275
Income taxes payable - current	0	0
Total current liabilities	76,765	20,668
LONG TERM LIABILITIES:		
Note payable (note 11)	100,000	0
Total liabilities	176,765	20,668
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; authroized 5,000,000; no shares issued and outstanding	0	0
Common stock, no par value; suthorized 20,000,000 issued and outstanding 4,675,000	63,985	63,985
Additional paid in capital	1,267,728	1,267,728
Accumulated deficit	(714,455)	(994,244)
Total shareholders' equity	617,258	337,469
Total liabilities and shareholders' equity	$ 794,023	$ 358,137

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
Revenues:		
Commissions	$ 1,172,850	$ 404,055
Interest	0	82
Realized gains (losses)	0	5,203
Unrealized losses	(19,067)	(2,778)
Other	383,641	94,434
Total revenues	1,537,424	500,996
Expenses:		
Clearing	90,424	53,059
Employee compensation and benefits	324,448	271,279
General and administrative	549,793	294,898
Professional services	307,684	81,444
Depreciation	7,060	12,747
Total expenses	1,279,409	713,427
Net (loss) income before income taxes	258,015	(212,431)
Income tax expense	(800)	(800)
Net (loss) income	$ 257,215	$ (213,231)

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	Common stock		Additional Paid in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2008	4,675,000	$ 63,985	$ 1,159,728	$ (881,333)	$ 342,380
Capital contributions			108,000		108,000
Change in retained earnings				100,320	100,320
Net Loss				(213,231)	(213,231)
Balance, June 30, 2009	4,675,000	63,985	1,267,728	(994,244)	337,469
Net Income				257,215	257,215
Change in retained earnings				22,572	22,572
Balance, June 30, 2010	4,675,000	$ 63,985	$ 1,267,728	$ (714,457)	$ 617,256

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASHFLOWS
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVTIES:		
Net (loss) income	$ 257,215	$ (214,608)
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation	7,060	12,747
Decrease (increase) in assets:		
Receivables	16,298	(36,414)
Trading securities	(15,457)	8,989
Deposits with clearing broker	(124,985)	(410)
Other assets and deposits	87,441	(72,323)
Increase (decrease) in liabilities:		
Accounts payable	10,465	(2,072)
Accrued expenses	11,124	1,448
Income taxes payable	0	(35)
Payable to clearing broker	34,509	(8,461)
Increase in fixed assets	(56,425)	0
Increase in note payable	100,000	0
Net cash flows used in operating activities	327,245	(311,139)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in retained earnings	22,573	100,320
Capital contributions	0	108,000
Net cash provided by financing activities	22,573	208,320
Net increase (decrease) in cash and cash equivalents	349,818	(102,819)
Cash and cash equivalents at the beginning of the year	9,447	112,266
Cash and cash equivalents at the end of the year	$ 359,265	$ 9,447

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION

Organization and Business

World Trade Financial Corporation (formerly knows as "Amber Securities Corporation") (incorporated in Nevada on July 18, 1996), obtained a California Certificate of Qualification on September 15, 1997 and began using its current name on April 27, 1999. The company began doing business on January 6, 1998 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company's client base is in both domestic and foreign markets, and the Company utilizes the Internet to facilitate its trading activity.

NOTE 2 – ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank account at a financial institution located in California. The account at this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At June 30, 2010 and 2009, the Company's uninsured cash balances totaled $0. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company maintains its clearing accounts at two financial institutions located in California and Florida. The accounts at these institutions are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At June 30, 2010 and 2009, the Company's uninsured cash balances totaled $0. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

NOTE 2 – ACCOUNTING POLICIES (Continued)

Receivables

All receivables consist of clearing broker dealer balances which result from daily and recurring trade transactions. Due to the general nature of these receivables, the amounts are generally fully collected within ten days of closing of transactions throughout the year. During 2008, the Company established an allowance for doubtful accounts for estimated losses resulting from the inability of a customer to make required payments. As such, as of June 30, 2009, the allowance for doubtful accounts was $36,710. In the current year, the customer remitted payment and the income was recognized.

Recognition of Revenue

Commission revenue and related sales commissions which result from the trading of securities are recorded as they are earned.

Financial Instruments

The carrying of value of current assets and liabilities approximates fair value due to the short-term maturities of these assets and liabilities as of June 30, 2010 and 2009.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are depreciated on the straight-line basis for a useful life of fifteen years.

	2010	2009
Furniture and Equipment	$ 48,920	$ 71,747
Leasehold Improvements	43,563	0
	92,483	71,747
Less: Accumulated Depreciation	(40,015)	(69,446)
Net Fixed Assets	$ 52,468	$ 2,301

NOTE 4 – INCOME TAXES

The Company accounts for its income taxes under the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The Principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated depreciation for tax purposes and the timing of the payment of California Franchise taxes which are not currently deductible for federal income tax purposes.

The Company's benefit (provision) for income tax for the years ended June 30, 2010 and 2009 are as follows:

	2010	2009
Current taxes benefit (provision):		
Federal	$ 0	$ 0
State	(800)	(800)
Total current portion	(800)	(800)
Deferred taxes:		
Federal	0	0
State	0	0
Total deferred portion	0	0
Provision for income taxes	$ (800)	$ (800)

There are no Deferred Tax Liabilities for the periods ended June 30, 2010 and 2009.

At June 30, 2010, the Company has federal and California net operating loss carryovers of $277,400 and $682,400, respectively. A portion of the California net operating loss carryforwards may be subject to a limitation of the amount that may be utilized each year of approximately $1,900. Any balance of federal net operating loss carryforward will begin to expire in 2029 and the state carryforward will begin to expire in 2011.

NOTE 5 – SHAREHOLDER' EQUITY

On May 14, 2001, the Company's Board of Directors increased the number of shares of common stock authorized to 20,000,000 shares. The Board of Directors also established a preferred class of shares for which 5,000,000 shares were authorized. Currently there are no issued and outstanding shares of preferred stock.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ration of aggregate indebtedness to net capital as defined, not exceed 15 to 1, and the Company maintain minimum net capital of $100,000. At June 30, 2010 and 2009, the Company had net capital of $536,258 and $185,518, respectively, in excess of the required minimum net capital and the rations of aggregate indebtedness to net capital were 0.33 to 1 and 0.11 to 1, respectively.

	2010	2009
Total assets	$ 794,023	$ 358,137
Total liabilities	(176,765)	(20,668)
Shareholders' Equity	617,258	337,469
Less non-allowable assets:		
Accounts receivable, net	0	(137,029)
Furniture, equipment and leasehold improvements	(51,666)	(2,301)
Haircuts on securities held and cash concentrations	(2,459)	(525)
Other assets	(26,875)	(12,096)
Non-allowable assets	(81,000)	(151,951)
Net capital	$ 536,258	$ 185,518
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3 % of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000	$ 100,000
Net capital in excess of amount required	$ 436,258	$ 85,518
Aggregate indebtedness	$ 176,765	$ 20,668
Ratio of aggregate indebtedness to net capital	0.33 to 1	0.11 to 1

The Company does not carry customer accounts, nor does it hold customer securities or cash. It is exempt form Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 7 – LITIGATION

FINRA Complaint

On March 28, 2008, the Financial Institution Regulatory Authority ("FINRA"), a self-regulatory organization of which the Company is a member, filed a Complaint naming the Company and three individuals associated with the Company as respondents. In essence, the Company was alleged to have sold unregistered securities of one issuer on behalf of three customers of the firm without an appropriate exemption from the registration requirements.

After having reviewed the Complaint, the Company and the individuals determined to contest the charges made against them. A hearing was held in November 2008 and an adverse decision was subsequently rendered against the Company and its principals. The decision imposed a fine of $30,000 against the Company along with some incidental costs not yet determined.

The Company has filed a notice of appeal of the adverse decision and it is currently under appeal.

Neither legal council nor management know of any unasserted possible claims that are probable of assertion and must be disclosed in accordance with FASB Statement #5.

NOTE 8 – PENSION PLAN

The Company's pension plan at June 30, 2010 has a market value of $380,126.55.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is involved in legal action and insurance claims arising in the normal course of business. Management does not believe these claims will have a material effect on the financial statements of the Company.

The Company's offices are currently located in a building owned by two shareholders of the company. Rent expense for the years ended June 30, 2010 and 2009 was $74,762 and $13,500 respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

During the years June 30, 2010 and 2009, the Company paid $74,762 and $13,500 respectively in rents, and $17,635 and $0 in legal fees to related parties.

NOTE 11 – NOTE PAYABLE

The note represents funds advanced for clearing deposit requirement and a trading account deposit. The funds are on deposit with Legent Clearing for business conducted out of the El Segundo office. The note is to MV Capital, LLC.

WORLD TRADE FINANCIAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE COMPANY AS
INCLUDED IN PART IIA OF FORM X-17A-5
JUNE 30, 2010 AND 2009

	2010	2009
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 156,509	$ 4,607
Accrual adjustments	20,256	14,607
Income tax accrual	0	0
Aggregate indebtedness, as adjusted	$ 176,765	$ 19,214
NET CAPITAL		
Net capital, as reported Company's Paart IIA (Unaudited) FOCUS report	$ 556,604	$ 200,125
Income tax refund	0	0
Other adjustments	(20,346)	(14,607)
	$ 536,258	$ 185,518

SUPPLEMENTARY INFORMATION

WORLD TRADE FINANCIAL CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2010 AND 2009

	2010	2009
Credit balances		
Free credit balances and other credit balances in customers' securities accounts	$ -	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive	-	-
Credit balances in firm accounts attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days	-	-
Market value of short securities and credits in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-	-
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	-
Failed to deliver of customers' securities not older than 30 calendar days	-	-
Excess of total credits over total debits	$ -	$ -

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of SEC Rule 15c3-3 subparagraph (k)(2)(ii). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

WORLD TRADE FINANCIAL CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2010 AND 2009

	2010	2009
State the market valuation and number of items:		
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce the possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
Number of Items	NONE	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
Number of Items	NONE	NONE

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and , accordingly, has no possession or control requirements.

SIPC SUPPLEMENTAL REPORT

In my opinion, the assessments were determined fairly in accordance with the applicable instructions and forms.

The calculations of assessments were determined to be accurate. The disbursements were recorded correctly. There are no adjustments, nor overpayments reflected in form SIPC-7. There was no difference in my calculation and the firm's calculation.

In my opinion, the SIPC-7 assessments are fairly stated in all material respects.

Thomas A. Ralston
Certified Public Accountant

41800 Enterprise Circle South
Suite I
Temecula, California 92590

Phone: 951-296-9030
Fax: 951-296-9033
Email: tomralstoncpa@yahoo.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
World Trade Financial Corporation
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of World Trade Financial Corporation as of and for the year ended June 30, 2010, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of World Trade Financial Corporation for the year ended June 30, 2010, and this report does not affect our report thereon dated August 15, 2010.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Diego, California
August 15, 2010